UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 30, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

AND

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

1.	BOARD RESOLUTIONS

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the 2014 third regular meeting (the “Meeting”) of the board of directors (the “Board”) of the Company was held on 29 April 2014 by correspondence.

Mr. Liu Shaoyong, the Chairman; Mr. Ma Xulun, the Vice Chairman; Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, the directors of the Company (the “Directors”); and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing, Mr. Li Ruoshan and Mr. Ma Weihua, the independent non-executive Directors, were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

All of the Directors considered and unanimously passed the following resolutions:

1.	Considered and approved the 2014 first quarterly financial statements of the Company

2.	Considered and approved the 2014 first quarterly report of the Company

3.	Considered and approved the resolution on the election and reorganisation of the composition of the relevant committees of the seventh session of the Board.

It was agreed to elect Mr. Li Ruoshan, an independent non-executive Director, as the chairman of the audit and risk management committee of the Company (the “Audit Committee”) and Mr. Xu Zhao, a Director, as a committee member of the Audit Committee. Their term of service is consistent with that of the seventh session of the Board. The three committee members of the Audit Committee after adjustment are Mr. Li Ruoshan, Mr. Ji Weidong and Mr. Xu Zhao, with Mr. Li Ruoshan acting as the chairman. Mr. Shao Ruiqing has ceased to act as the chairman and a committee member of the Audit Committee.

It was agreed to elect Mr. Ji Weidong, an independent non-executive Director, as a committee member of the planning and development committee of the Company (the “Planning and Development Committee”). His term of service is consistent with that of the seventh session of the Board. The three committee members of the Planning and Development Committee after adjustment are Mr. Li Yangmin, Mr. Tang Bing and Mr. Ji Weidong, with Mr. Li Yangmin acting as the chairman of the Planning and Development Committee. Mr. Shao Ruiqing has ceased to act as a committee member of the Planning and Development Committee.

It was agreed to elect Mr. Ma Weihua, an independent non-executive Director, as a committee member of the nomination and remuneration committee of the Company (the “Nomination and Remuneration Committee”). His term of service is consistent with that of the seventh session of the Board. The three committee members of the Nomination and Remuneration Committee after adjustment are Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ma Weihua. When considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Liu Shaoyong. When considering and approving remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Sandy Ke-Yaw Liu; Mr. Ji Weidong has ceased to act as a committee member of the Nomination and Remuneration Committee.

It was agreed that the composition of the aviation safety and environment committee of the Company (the “Aviation Safety and Environment Committee”) would remain unchanged. The three committee members are Mr. Ma Xulun, Mr. Li Yangmin and Mr. Sandy Ke-Yaw Liu, with Mr. Ma Xunlun acting as the chairman of the Aviation Safety and Environment Committee.

Mr. Shao Ruiqing has ceased to be an independent non-executive Director, the chairman and a committee member of the Audit Committee, and a committee member of the Planning and Development Committee with effect from today.

4.	Considered and approved the proposal of granting the Board a mandate to conduct asset transactions, and decided to propose the resolution for consideration at the 2013 annual general meeting of the Company. (Please refer to the appendix for details of the mandate)

The Company will comply with the applicable listing rules of the stock exchanges on which it is listed for the relevant asset transactions it proposes to enter into.

2.	RESIGNATION OF INDEPENDENT NON-EXECUTIVE

Reference is made to the announcement of the Company dated 2 April 2014 in relation to the resignation of Mr. Shao Ruiqing. The Board announces that Mr. Shao Ruiqing has ceased to be an independent non-executive Director of the Company, the chairman and a committee member of the the Audit Committee and a committee member of the Planning and Development Committee with effect from today. Mr. Shao has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
China Eastern Airlines Corporation Limited
Wang Jian
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

29 April 2014

DETAILS OF GRANTING THE BOARD A MANDATE TO CONDUCT ASSET

TRANSACTIONS AT THE GENERAL MEETING

Details of the proposal on granting the Board a mandate (the “Mandate”) to conduct material asset transactions in the coming year, including the introduction of new aircraft and disposal of old aircraft, for approval at the general meeting of the Company are as follows:

To agree the Board to assess and approve material asset transactions in the coming year, including the introduction of new aircraft and disposal of old aircraft, subject to the approval at the general meeting of the Company in respect of the Mandate (where applicable) and the requirements of applicable laws and listing rules. Matters include but are not limited to the following:

1.	To assess and determine the proposals on introduction of new aircraft and disposal of old aircraft, based on the fleet planning of the Company, market demand and other market conditions. Decisions include but are not limited to the counterparty, series, quantity, price, specific business terms and conditions as well as other related matters in respect of the introduction of new aircraft and disposal of old aircraft;

2.	The aggregate transaction amount of material asset transactions including the future introduction of new aircraft and disposal of old aircraft, together with the 70 Airbus A320NEO aircraft under the aircraft purchase agreement entered into on 28 February 2014, shall not exceed 45% of the Company’s audited total asset as at the end of 2013. The aggregate flight capacity of the newly introduced aircraft shall not exceed 30% of the flight capacity of the Company in 2013;

3.	To take all necessary and attaching actions and steps in respect of the above introduction of new aircraft and disposal of old aircraft;

4.	To approve, confirm and rectify the actions and steps under the circumstances that the Company has taken any of the above actions and steps in respect of the introduction of new aircraft and disposal of old aircraft;

5.	To authorize the president of the Company to be responsible for and implement the related specific work regarding the approved introduction of new aircraft and disposal of old aircraft when necessary;

6.	To approve, execute and publish the announcements and/or circulars and perform the information disclosure obligations in connection with the introduction of new aircraft and disposal of old aircraft as required under applicable regulations and rules of the Company’s places of listing;

7.	Term of validity for the Mandate: within one year from the date which this proposal is considered and approved by the Board.

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